EXHIBIT 99.1

Release: Immediate                April 10, 2012

CANADIAN PACIFIC ANNOUNCES EXPECTATIONS FOR FIRST-QUARTER 2012

Multi-Year Plan is driving strong financial results
Company to announce first-quarter earnings on Friday, April 20th

CALGARY (AB) - Canadian Pacific Railway Limited (TSX:CP) (NYSE:CP) today announced that the Company expects to report first-quarter 2012 diluted earnings per share (EPS) in the range of 80 to 83 cents.  This exceeds our 2011 diluted EPS by approximately 300 per cent.

CP delivered record operating performance metrics, with improvements over the prior year period and the average of the previous three years’ first quarters, and the Company continues its strong operating performance into April 2012.

	year-over-year	vs. Q1 three-year average
AAR train speed	Improved 27%	Improved 13%
Active cars online	Improved 28%	Improved 25%
Terminal dwell	Improved 27% (new record)	Improved 27%
Car miles per car day	Improved 51% (new record)	Improved 43%

Fred Green, President & Chief Executive Officer, said, “The CP team is delivering both revenue growth and operational performance.  The record operating metrics are now driving improved financial results.  This is evidence that our Multi-Year Plan is the right strategy to produce value for our shareholders.”

CP has year-over-year growth in grain, coal and industrial and consumer products, particularly in energy.  Automotive and intermodal continue to show strength as CP builds on its customer relationships and delivers strong operating service metrics.

CP will release its first-quarter financial and operating results at 7:30 a.m. Eastern time (5:30 a.m. Mountain time) on April 20, 2012.  CP will discuss its results with analysts in a conference call beginning at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) on April 20, 2012.

CONFERENCE CALL ACCESS
Toronto participants dial in number: (647) 427-7450
Operator assisted toll free dial in number: 1-888-231-8191
Callers should dial in 10 minutes prior to the call.

WEBCAST
For those with Internet access we encourage you to listen via CP’s website at www.cpr.ca. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through May 18, 2012 at 416-849-0833 or toll free 1-855-859-2056, password 63620027. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies.  This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance.  Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information.  Forward-looking information is not a guarantee of future performance.  By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.  The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.  Readers are cautioned not to place undue reliance on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP.  Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPR.ca and see how Canadian Pacific is further driving shareholder value.

Contacts:

Media
Ed Greenberg
Tel.:  612-849-4717
24/7 Media Pager: 855-242-3674
email: Ed  greenberg@cpr.ca

Investment Community
Janet Weiss
Tel.: 403-319-3591
email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Tim Lynch / Jed Repko
Tel.: 212-355-4449